                                                             Deutsche Bank
                                                 Alpha Overlay Securities Linked to the
                                       Deutsche Bank Liquid Alpha USD 5 Total Return(R) Index and
                                    the Deutsche Bank Equity Mean Reversion Alpha Index ("EMERALD")
                                                         Alternative Investment

CUSIP:                2515A1/5B 3                                                             Best Case Scenario at Maturity
Issuer:               Deutsche Bank AG, London Branch
Maturity / Tenor:     3 Years                                                     If the Final Basket Level is greater than the Initial
Basket:               The Securities are linked to the performance of the         Basket Level, investors will receive 100% of the
                      Deutsche Bank Liquid Alpha USD 5 Total Return(R) Index      appreciation of the Basket, as reduced by Adjustment
                      ("Liquid Alpha," Bloomberg: DBLAUT5J) and three times       Factors included in the performance calculation for
                      the Deutsche Bank Equity Mean Reversion Alpha Index         each Basket Index.
                      ("EMERALD," Bloomberg: DBVEMR), which provides
                      investors with long exposure to daily volatility and                          Worst Case Scenario
                      short exposure to weekly volatility, in each case, of
                      the S and P 500(R) Index in order to capture the potential  If a Redemption Trigger Event occurs at any time, the
                      negative serial correlation between daily volatility        securities will be redeemed by the Issuer, and you will
                      and weekly volatility, each a "Basket Index" and            lose a significant portion, and may lose all, of your
                      collectively, the "Basket Indices."                         investment in the securities.
Redemption Amount:    You will receive a cash payment on the Maturity Date
                      or Redemption Trigger Payment Date, as applicable, per                              Benefits
                      $1,000 face amount, calculated as follows:
                      [OBJECT OMITTED]                                            |X| Participation in the performance of the Basket
                      Your investment will be fully exposed to any                    Indices with uncapped upside potential, reduced by
                      depreciation in Liquid Alpha and three times any                the Adjustment Factors.
                      depreciation in EMERALD.
Initial Basket        100                                                                                  Risks
Level:
Final Basket Level    The Basket Level as determined by the Calculation           |X| Exposed to one times the performance of Liquid
                      Agent on the Final Valuation Date or the Redemption             Alpha and three times the performance of EMERALD.
                      Trigger Valuation Date, as the case may be.                 |X| If a Redemption Trigger Event occurs at any
Basket Level:         On any trading day:                                             time, the securities will be redeemed by the
                      100 x (1 + Liquid Alpha Performance + 3 x EMERALD               Issuer, and you will lose a significant portion,
                      Performance)                                                    and may lose all, of your investment in the
Liquid Alpha          [OBJECT OMITTED]                                                securities.
Performance:                                                                      |X| Both Liquid Alpha and EMERALD have limited
EMERALD Performance:  [OBJECT OMITTED]                                                performance histories.
Initial Reference     The closing level for the respective Basket Index on        |X| An investment in the securities is subject to
Level:                the Trade Date.                                                 the credit of the Issuer.
Final Reference       The closing level for the respective Basket Index on
Level:                the Final Valuation Date, Redemption Trigger Valuation                          Important Dates
                      Date or the applicable trading day, as the case may
                      be.                                                          Offering Period:.......March 11 - March 14, 2011
Liquid Alpha          0.9925 - (0.01 x Days / 365)                                 Trade Date:.......................March 14, 2011
Adjustment Factor:                                                                 Settlement Date:..................March 17, 2011
EMERALD Adjustment    1 - (0.01 x Days / 365)                                      Final Valuation Date:.............March 12, 2014
Factor:
                      with respect to each Adjustment Factor, "Days" equals        Maturity Date:..........March 17, 2014 (3 Years)
                      the number of calendar days from, and including, the
                      Trade Date to, but excluding, the Final Valuation Date                              ISSUER FREE WRITING PROSPECTUS
                      or the Redemption Trigger Valuation Date, as                                            Filed Pursuant to Rule 433
                      applicable.                                                                  Registration Statement No. 333-162195
Redemption Trigger    40                                                                                            Dated March 11, 2011
Level:
Redemption Trigger    A Redemption Trigger Event occurs if the Basket Level       ------------------------------------------------------
Event:                on any trading day during the Observation period is
                      less than the Redemption Trigger
                      Level (such trading day, the "Redemption Trigger                     NOT FDIC / NCUA INSURED OR GUARANTEED
                      Date"). The securities will be redeemed by the Issuer            stocktickerMAY LOSE VALUE * NO BANK GUARANTEE
                      for the Redemption Amount calculated as of two trading                           NOT A DEPOSIT
                      days following the Redemption Trigger Date (the              NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL
                      "Redemption Trigger Valuation Date"), with payment                                   AGENCY
                      made on the date that is five business days after the       ------------------------------------------------------
                      Redemption Trigger Valuation Date (the "Redemption
                      Trigger Payment Date").
Observation Period:   The period of trading days on which there is no market
                      disruption event with respect to the Basket Indices,
                      from (but excluding) the Trade Date to (and including)
                      the fourth trading day immediately prior to the Final
                      Valuation Date
Discounts and         The Agent will not receive a commission in connection
Commissions:          with the sale of the securities. The Agent may pay
                      referral fees to other broker-dealers of up to 0.50%
                      or $5.00 per $1,000 face amount. The Agent may pay
                      custodial fees to other broker-dealers of up to 0.25%
                      or $2.50 per $1,000 face amount. DBSI, the agent for
                      this offering, is our affiliate. For more information
                      see "Underwriting (Conflicts of Interest)" in term
                      sheet no. 1134.
Agent:                Deutsche Bank Securities Inc.

                                                Deutsche Bank Structured Equity Sales +1 212 250-9905

Return Scenarios at Maturity
Final Basket Level	Percentage Change in Basket	Payment at Maturity (per $1,000 invested)	Return on Securities (%)
160.00	60.00%	$ 1,600.00	60.00%
140.00	40.00%	$ 1,400.00	40.00%
120.00	20.00%	$ 1,200.00	20.00%
110.00	10.00%	$ 1,100.00	10.00%
105.00	5.00%	$ 1,050.00	5.00%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$ 950.00	-5.00%
90.00	-10.00%	$ 900.00	-10.00%
80.00	-20.00%	$ 800.00	-20.00%
60.00	-40.00%	$ 600.00	-40.00%
40.00	-60.00%	$ 400.00	-60.00%
This hypothetical scenario analysis table illustrates the Redemption Amounts payable on the Maturity Date per $1,000 security face amount for hypothetical performances of the Basket. Hypothetical results are neither an indicator nor a guarantee of future returns. Actual results may vary, perhaps materially, from this analysis. The numbers appearing have been rounded for ease of analysis.  For purposes of this table and these examples, it is assumed that a Redemption Trigger Event does not occur. If a Redemption Trigger Event occurs, you will lose a significant portion, and may lose all, of your investment in the securities. The calculation of the Basket Level includes Adjustment Factor components. As a result, the performance of the Basket Indices will need to more than offset the adjustment factors for the return on the securities to be positive.

Selected Risk Factors An investment in the securities involves significant risks. You should read “Risk Factors” in term sheet No. 1134 for detailed information about the risks listed below.

ACCELERATED LOSS AND NO PROTECTION AGAINST LOSS — The securities offer 100% participation in the appreciation or depreciation of Liquid Alpha and 300% in the appreciation or depreciation of EMERALD, each reduced by the respective adjustment factors. In the case of EMERALD, the investor is exposed to three times any appreciation or depreciation of such index. Any negative Liquid Alpha Performance when combined with three times any negative EMERALD Performance in calculating the Redemption Amount will result in an accelerated loss on your investment. Your payment at maturity or upon a Redemption Trigger Event will be further reduced by the Liquid Alpha Adjustment Factor and the EMERALD Adjustment Factor.
YOUR SECURITIES ARE EXPOSED TO ONE TIMES THE PERFORMANCE OF LIQUID ALPHA AND THREE TIMES THE PERFORMANCE OF EMERALD — Because the securities are linked to EMERALD on a three-times leveraged basis, any negative performance of EMERALD will have a substantial effect on your return even though the performance of the Basket is based on the appreciation or depreciation of the Basket as a whole.
EARLY REDEMPTION UPON A REDEMPTION TRIGGER EVENT — If the Basket Level is less than the Redemption Trigger Level at the close of any trading day during the Observation Period, we will redeem the securities early. The Redemption Amount will be calculated using the Final Basket Level on the Redemption Trigger Valuation Date, and you will lose a significant portion, and may lose all, of your initial investment. Once a Redemption Trigger Event occurs, early redemption by us will be automatic. In addition, you will not benefit from any increase in the Basket Level that may occur after the Redemption Trigger Valuation Date, and you may not be able to reinvest your money in a comparable investment.
CREDIT RISK — The payment of amounts owed to you under the securities is subject to the Issuer’s ability to pay. Consequently, you are subject to risks relating to the creditworthiness of Deutsche Bank AG.
TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or one or more of our affiliates may hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Basket Indices and make it less likely that you will receive a return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Basket Indices. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, the trading strategy of investing in the securities.
LIQUID ALPHA STRATEGY RISK — Liquid Alpha is intended to reflect the combined total return performance of a number of indices referred to as Liquid Alpha Constituents. The Liquid Alpha Constituents and their weights are selected by a process involving the Index Sponsor using a computer-based model, the Model, designed, owned and controlled by the Index Sponsor. The Model is intended, on each index selection date to identify a notional portfolio of the Selection Pool Indices that, if the Index had comprised such notional portfolio over the period of 60 business days immediately preceding the relevant Index Selection Date, would have generated the highest level of annualized return for the Index during such period at a predetermined level of annualized volatility of 5.00%. The selection by the Model of the DB Alpha Constituents and their weights is based on a retrospective calculation, and there is no assurance that the DB Alpha Constituents and weights selected by the Model will cause the level of DB Alpha to increase.

EMERALD STRATEGY RISK — EMERALD reflects a strategy that aims to monetize any negative serial correlation exhibited by the S&P 500 Index by periodically buying daily volatility and selling weekly volatility on the S&P 500 Index. EMERALD will appreciate if daily realized volatility exceeds weekly realized volatility over a given week, and decline if daily realized volatility is less than weekly realized volatility over a given week.  There is no assurance that any negative correlation between the daily volatility and weekly volatility on the S&P 500 Index will exist at any time during the term of the securities and the strategy of buying daily volatility and selling weekly volatility may not be successful.
BOTH LIQUID ALPHA AND EMERALD HAVE LIMITED PERFORMANCE HISTORY.
OUR RESEARCH OPINIONS COULD AFFECT THE LEVEL OF THE BASKET INDICES AND THE VALUE OF THE SECURITIES — We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the securities, which could affect the Basket Level or the value of the securities.
POTENTIAL CONFLICTS — Because we and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities, and being the index sponsor of the Basket Indices, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.
LACK OF LIQUIDITY — There may be little or no secondary market for the securities. The securities will not be listed on any securities exchange.
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE SECURITIES PRIOR TO MATURITY — Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the securities prior to maturity, and may adversely affect the price, if any, at which the Issuer or its affiliates may be willing to purchase the securities from you in the secondary market. You should be willing and able to hold your securities to maturity.
MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the levels of the Basket Indices on any day, the value of the securities will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.
THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES ARE UNCLEAR — Significant aspects of the U.S. federal income tax treatment of the securities are uncertain, and the Internal Revenue Service or a court might not agree with the tax consequences described in the accompanying term sheet.
See “Risk Factors” in the accompanying term sheet for more information.
Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates.  Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1134 and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, underlying supplement No. 4, term sheet No. 1134 and this fact sheet if you so request by calling toll-free 1-800-311-4409.
You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.

Deutsche Bank Structured Equity Sales    +1 212 250-9905